Mail Stop 3010

September 1, 2009

Via U.S. Mail

Ms. Molly Blaszczak
President
Spartan Business Services, Inc.
2200 Timber Rose Drive
Las Vegas, NV 89134

> **Re: Spartan Business Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 13, 2009**
> **File No. 333-156796**

Dear Ms. Blaszczak:

Your amended registration statement on Form S-1 for the period ended November 30, 2008, filed March 23, 2009, includes financial statements audited by Moore and Associates, Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a period that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that period.

Please amend your Item 4.01 Form 8-K, filed August 13, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant